SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  FORM 12B - 25

                                              COMMISSION FILE NUMBER _________



                           NOTIFICATION OF LATE FILING

(Check One): /x/Form 10-K      /_/Form 11-K      /_/Form 20-F      /_/Form 10-Q


      For Period Ended: December 31, 1999
/_/ Form N-SAR
/_/ Transition Report on Form 10-K           /_/ Transition Report on Form 10-Q
/_/ Transition Report on Form 20-F           /_/ Transition Report on Form N-SAR
/_/ Transition Report on Form 11-K
      For the Transition Period Ended:__________________________________________


      Read attached instruction sheet before preparing form. Please print or type.


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


      If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________



                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant       Lodgian, Inc.
                       ---------------------------------------------------------
Former name if applicable

________________________________________________________________________________

Address of principal executive office (Street and number)

                        3445 Peachtree Road N.E., Suite 700
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City, state and zip code      Atlanta, Georgia  30326
                        --------------------------------------------------------



                                     PART II
                             RULE 12B-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

/x/   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/   (b)  The subject annual report, semi-annual report, transition report on
           Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/_/   (c)  The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Company's financial statements were not completed on or before the date on which the Company's Annual Report on Form 10-K for the year ended December 31, 1999, was required to be filed as a result of delays in the preparation of the Registrant's audit for the year then ended. The delay was caused in part by certain non-recurring charges described below in Part IV(3). The Company is currently in the process of finishing its audit and believes at this time that the audit will be completed, and its Annual Report on Form 10-K will be filed, within the grace period provided for under Rule 12b-25.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Kenneth R. Posner                           404              365-4469
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      (Name)                                  (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      /x/ Yes     /_/  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      /x/ Yes     /_/  No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company's 1999 year-end results include several non-recurring and one-time pre-tax charges in an amount not to exceed $75 million. These charges are largely non-cash and predominantly consist of an asset impairment charge, primarily relating to hotels the Company has targeted for sale. This estimate also includes a charge in conjunction with the application of the market value method of accounting for goodwill, as well as other non-recurring charges, including an increase in the provision for uncollectible receivables, professional fees and a provision for items related to litigation matters. Because of the impact of these charges, the Company expects to report a fourth quarter net loss substantially greater than the 12-14 cent estimate previously announced by the Company.

                                  Lodgian, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  March 30, 2000                     By /s/ Kenneth R. Posner
      -------------------------             --------------------------
                                            Kenneth R. Posner,
                                            Chief Financial Officer